FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Resolutions passed at the Annual General Meeting of Shareholders of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company.

Dated this 4th day of June, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Indofood

THE SYMBOL OF QUALITY FOODS

ANNOUNCEMENT

RESOLUTIONS
ANNUAL GENERAL MEETING OF SHAREHOLDERS (AGM)
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

Enumerated hereunder are the resolutions duly passed at during the AGM of the Company held on Wednesday, May 30, 2007 at Wisma Indosemen 21st Floor, Jalan Jendral Sudirman Kav.70-71, South Jakarta 12910.

RESOLUTIONS:

1. To accept and approve the Board of Directors' Report on the activities and financial results of the Company for the year ended December 31, 2006.
2. To accept and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2006 which were audited with an unqualified opinion by Purwantono, Sarwoko & Sandjaja, a Registered Public Accountants in their Report No. RPC-6980 dated April 24, 2007.
   By approving of the Company's Balance Sheet and Profit & Loss Statement, a full acquittal and discharge are given to the members of the Board of Directors and the Board of Commissioners for their executive actions and their supervisory actions conducted during the year ended December 31, 2006 to the extent that such actions were reflected in the Balance Sheet and Profit & Loss Statement.
3. To approve the appropriation of the Company's profit for the year 2006 as follows:
   a) The amount of Rp.5.000.000.000,- (five billion rupiah) is set aside as reserve fund of the Company;
   b) Cash dividends of Rp.31.- (thirty-one rupiah) per share or the total amount of Rp.264.386.259.000,-.
   c) The balance of the net profit of the Company to be recorded as retained earnings of the Company.
   d) To authorize the Board of Directors for the distribution of cash dividends on the schedule as follows:

- Announcement by JSX/SSX at the bourse	31/5 - 2007
- Cum dividend at Regular Market and Negotiation Market	27/7 - 2007
- Ex dividend at Regular Market and Negotiation Market	30/7 - 2007
- Cum Dividend at Cash Market	01/8 - 2007
- Ex Dividend at Cash Market	02/8 - 2007
- Recording date	01/8 - 2007
- Payment of cash dividend	15/8 - 2007

   Dividend Payment Procedure:
   a) Payments of dividend will be delivered by bank transfer to Shareholders whose names are recorded in the Company's Registry of Shareholders on August 1, 2007 at 16:00 hrs Western Indonesia Time.
   b) For Shareholders whose shares registered at KSEI, payments of dividend will be delivered through Account Holder at KSEI.
   c) For Shareholders who are still holding the script shares, payments of dividend will be delivered through the Company's Registry of Shareholders, therefore the relevant Shareholders should contact to the Companyis Registrar :

   PT Raya Saham Registra
   Plaza Sentral Building 2nd/Fl., Jalan Jendral Sudirman Kav.47-48, Jakarta 12930.
   Phone: (021)2525666

   to give a notice affixed with the stamp duty of Rp.6.000,-, including the name, address and account numbers of their bank, attached with a copy of ID Card which address should correspond with the address recorded in the Company's Registry of Shareholders. The said notice has to be received by the Company's Registrar at the latest August 1, 2007 at 16:00 hrs Western Indonesia Time.
   d) Payments of dividend distributed to Shareholders will be subject to income tax in accordance with the Circular Letter of the Director General of Taxation No. SE-03/PJ.101/1996 dated March 29, 1996.
   e) Foreign Shareholders whose country has a Tax Treaty with Indonesia and intends to adopt the above treaty on their income tax, has to submit the original Certificate of Residence from the relevant tax authority in their countries as follows:
      i) For Shareholders who are still holding the script shares, should send the original Certificate of Residence to the Companyis Registrar;
      ii) For Shareholders whose shares registered at KSEI, should submit the original Certificate of Residence to KSEI through Account Holders pursuant to KSEI regulation.
   The original Certificate of Residence has to be received at the latest August 1, 2007 at 16:00 hrs Western Indonesian Time, otherwise, payments of dividend to the relevant foreign Shareholders will be subject to 20% income tax reduction.
4. To appoint Purwantono, Sarwoko & Sandjaja, a Registered Public Accountant as the Company's Auditor for the financial year ending December 31, 2007 and to authorize the Board of Directors to determine the honorarium of the auditors and other conditions related to the appointment.
5. To accept the resignation of Mr.Philip Suwardi Purnama, Mr. Mulyawan Tjandra and Mr. Honggo Widjojo Kangmasto as members of the Board of Directors with appreciation and gratitude for their valuable contribution and services to the Company; and to accept the appointment of Mr.Peter Kradolfer as a member of the Board of Directors of the Company as of the closing of this AGM for a period of office until the closing of the Company's AGM of the year 2009.

Jakarta, June 4, 2007

PT INDOFOOD SUKSES MAKMUR Tbk

THE BOARD OF DIRECTORS

END